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Exhibit 21 -- Subsidiaries of the Registrant


Mpower Communications Corp.

     MGC Lease Corporation, a Nevada Corporation.
     MGCi Corp., a Nevada Corporation.
     Mpower Communications of NY, Corp., a Delaware Corporation.
     Mpower Communications of VA, Inc., a Virginia Corporation.
     Mpower Holding Corporation, a Delaware Corporation.
     Primary Network Holdings, Inc., a Delaware Corporation.